Exhibit 99.1

      012 Smile.Communications Reports Record Financial Results For Q4 2009

       - Bezeq Acquisition on Track: Closing Expected During April 2010 -

Ramat-Gan, Israel - February 23, 2010 - 012 Smile.Communications (NASDAQ Global Market and TASE: SMLC) today reported its financial results for the fourth quarter and full year ended December 31, 2009.

     - Highlights

         o Record revenues and profitability for the quarter: Revenues for the fourth quarter reached NIS 305 million ($81 million) and net income was a record NIS 60 million ($16 million).

         o Record revenues and profitability for 2009: Revenues for the full year reached a record of NIS 1,174 ($ 311 million) and net income was a record NIS 150 million ($40 million).

         o Progress of Bezeq Acquisition:  Actions completed to date include:

          1) The completion of the sale of 012 Smile.Communication's legacy telecommunications business for NIS 1.2 billion, a prerequisite established by Israel's regulators for the acquisition of a controlling interest in Bezeq - The Israel Telecommunications Corporation Ltd.

          2) The signing of a NIS 3.9 billion financing agreement with a consortium of banks led by Bank Hapoalim.

          3) The signing of a financing agreement of up to NIS 500 million ($133 million) with Migdal Insurance.

Financial Results for the Fourth Quarter of 2009

Revenues: Revenues for the fourth quarter totaled NIS 305 million (US $81 million), a 3% increase compared with NIS 297 million for the comparable period in 2008.

Operating Income: Operating income for the fourth quarter reached a record NIS 58 million (US $15 million) an 89% increase compared with NIS 31 million in the fourth quarter of 2008. In accordance with U.S. generally accepted accounting principles, NIS 23 million (US $6 million) of scheduled depreciation and amortization costs associated with the legacy telecommunication assets that were the subject of a sale agreement entered into in November 2009 and finalized in January 2010, were not charged to operating expenses.

Adjusted EBITDA: Adjusted EBITDA for the period reached NIS 71 million (US $19 million), a 13% increase compared with NIS 63 million for 2008.

Net income: Net income for the quarter was a record of NIS 60 million (US $16 million), or NIS 2.38 (US $0.63) per basic and NIS 2.36 (US $0.63) per diluted share, compared to NIS 25 million, or NIS 0.97 basic and diluted per share, for the fourth quarter of 2008.

Net Financial Income: Net financial income, for the fourth quarter of 2009 totaled NIS 32 million (US $8 million). Net financial income primarily includes:
(1) NIS 41 million (US $11 million) associated with the mark-to-market of certain trading marketable securities whose values increased as a result of the global improvement in the capital markets and the selling of certain "available for sale" marketable securities; and (2) financial expenses of NIS 6 million
(US $2 million) associated with the Company's bonds.

Financial Results for 2009

Revenues: Revenues for the twelve months ended December 31, 2009 were NIS 1,174 million ($311 million) a 6% increase compared to NIS 1,106 million for 2008.

Operating Income: Operating income for 2009 reached NIS 177 million (US $47 million), a 38% increase compared with NIS 128 million for 2008. Adjusted EBITDA for the year reached NIS 280 million (US $74 million), a 12% increase compared with NIS 250 million for 2008. Net income for 2009 was NIS 150 million (US $40 million), or NIS 5.93 (US $1.57) basic and diluted per share, compared to NIS 48 million, or NIS 1.91 basic and diluted per share, for 2008.

Balance Sheet: Shareholders' equity as of December 31, 2009 was NIS 860 million ($228 million), representing 36% of total assets. During the year 2009, Shareholders' Equity increased by 25% from NIS 688 million, and long term liabilities decreased by 23% from NIS 444 million as of December 31, 2008 to NIS 343 million at December 31, 2009.

In accordance with ASC 360-10 (Formerly known as FAS 144), "Accounting for the Impairment or Disposal of Long-Lived Asset," the Company's legacy telecommunications assets and liabilities that were sold subsequent to the balance sheet date were classified as "held for sale" in the Company's balance sheet as of December 31, 2009. As of December 31, 2009, assets held for sale totaled NIS 1,370 million (US $363 million) and liabilities held for sale totaled NIS 297 million (US $79 million).

Comments of Management

Commenting on the results, Ms. Stella Handler, the former CEO of the Company who continues to manage the legacy telecommunication business that was sold in January 2010, said, "The fourth quarter was a strong end to an active year during which we achieved record results despite significant challenges, demonstrating our success in expanding the breadth of the services offered to stable and resilient Israeli communications market."

Mr. Shaul Elovitch, Chairman of the Board of 012 Smile.Communications, added, "We are very pleased with the progress that we have made towards closing the Bezeq acquisition. We are fully committed to this transaction and currently focused on obtaining the remaining required regulatory approvals. We feel very comfortable with the progress and foresee completion on time as planned".

Notes:

A) ASC 360-10: In accordance with ASC 360-10, the telecommunications business classified as "held for sale" was initially quantified at the lower of its carrying amount or "fair value less cost to sell" as of the date on which the Company's management was committed to a plan to sell it, and was not depreciated or amortized from that date.

B) NON-GAAP MEASUREMENTS: Reconciliation between the Company's results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statement of Operations (Non-GAAP Basis). Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude amortization of acquired intangible assets, as well as certain business combination accounting entries. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP.

Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. We believe these non-GAAP financial measures provide consistent and comparable measures to help investors understand our current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statement of Operations.

EBITDA is a non-GAAP financial measure generally defined as earnings before interest, taxes, depreciation and amortization. We define adjusted EBITDA as net income before financial income (expenses), net, impairment and other charges, expenses recorded for stock compensation in accordance with ASC 718-10 (Formerly known as SFAS 123(R)), income tax expenses and depreciation and amortization. We present adjusted EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure (most particularly affecting our interest expense given our recently incurred significant debt), tax positions (such as the impact of changes in effective tax rates or net operating losses) and the age of, and depreciation expenses associated with, fixed assets (affecting relative depreciation expense).

Adjusted EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with GAAP as a measure of our profitability or liquidity. Adjusted EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, adjusted EBITDA, as presented in this press release, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated.

Convenience Translation to Dollars: For the convenience of the reader, the reported NIS figures of December 31, 2009 have been presented in thousands of U.S. dollars, translated at the representative rate of exchange as of December 31, 2009 (NIS 3.775 = U.S. Dollar 1.00). The U.S. Dollar ($) amounts presented should not be construed as representing amounts receivable or payable in U.S. Dollars or convertible into U.S. Dollars, unless otherwise indicated.

About 012 Smile.Communications

012 Smile.Communications (Nasdaq: SMLC - News) is a 75.3%-owned subsidiary of Internet Gold (Nasdaq: IGLD - News). Internet Gold is a subsidiary of Eurocom Communications Ltd.

In October 2009, 012 Smile.Communications signed a definitive agreement to purchase the controlling interest (approximately 30.6%) in Bezeq, The Israel Telecommunication Corp. Ltd., Israel's largest telecommunications provider (TASE: BZEQ).

For further information, please visit our website: www.012smile.com

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include risks associated with the pending acquisition of the controlling interest in Bezeq The Israel Telecommunication Corp. and other risks detailed from time to time in 012 Smile.Communications' filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:
Idit Azulay - i.azulay@smile.net.il / +972-72-2003848

Investor relations contacts:
Mor Dagan - Investor Relations - mor@km-ir.co.il / Tel: +972-3-516-7620

                                                   012 Smile.Communications Ltd.

Consolidated Balance Sheets
--------------------------------------------------------------------------------


                                                                                    Convenience
                                                                               translation into
                                                                                   U.S. dollars
                                                                                 $1 = NIS 3.775
                                                           December 31         ----------------
                                               -----------------------------        December 31
                                                      2009              2008               2009
                                               -----------         ---------   ----------------
                                               (Unaudited)         (Audited)        (Unaudited)
                                               -----------         ---------   ----------------
                                                       NIS thousands                $ thousands
                                               -----------------------------   ----------------
Current assets
Cash and cash equivalents                          940,603            60,652            249,166
Marketable securities                               98,640            76,742             26,130
Trade receivables, net                                   -           203,009                  -
Related parties receivables                          1,787                 -                474
Prepaid expenses and other current assets            3,682            23,038                975
Deferred tax assets                                  1,619            17,838                429
                                                 ---------         ---------            -------
Total current assets                             1,046,331           381,279            277,174
                                                 ---------         ---------            -------
Assets classified as held for sale               1,370,072                -             362,933
                                                 ---------         ---------            -------
Investments
Long-term trade receivables                              -             6,350                  -
Marketable securities                                    -           152,020                  -
Assets held for employee severance benefits              -            16,499                  -
Property and equipment, net                              -           169,406                  -
Other assets, net                                        -           291,607                  -
Other intangible assets, net                             -           174,640                  -
Goodwill                                                 -           411,171                  -
                                                 ---------         ---------            -------
Total assets                                     2,416,403         1,602,972            640,107
                                                 =========         =========            =======

                                                   012 Smile.Communications Ltd.

--------------------------------------------------------------------------------

                                                                                    Convenience
                                                                               translation into
                                                                                   U.S. dollars
                                                                                 $1 = NIS 3.775
                                                           December 31         ----------------
                                               -----------------------------        December 31
                                                      2009              2008               2009
                                               -----------         ---------   ----------------
                                               (Unaudited)         (Audited)        (Unaudited)
                                               -----------         ---------   ----------------
                                                       NIS thousands                $ thousands
                                               -----------------------------   ----------------
Current liabilities
Short-term bank credit                             447,679                 -            118,590
Current maturities of long-term obligations         72,357            99,295             19,167
Accounts payable                                         -           141,055                  -
Loan from the parent company                       331,655           111,344             87,856
Parent company payables                                660             1,410                175
Related parties payables                                 -             2,228                  -
Other payables and accrued expenses                 64,187           115,339             17,003
                                                 ---------         ---------            -------
Total current liabilities                          916,538           470,671            242,791
                                                 ---------         ---------            -------
Liabilities classified as held for sale            296,868                 -             78,641
                                                 ---------         ---------            -------
Long-term liabilities
Debentures                                         343,425           385,919             90,974
Long term obligations and other payables                 -               143                  -
Deferred tax liabilities                                 -            25,535                  -
Liability for employee severance benefits                -            32,430                  -
                                                 ---------         ---------            -------
Total long-term liabilities                        343,425           444,027             90,974
                                                 ---------         ---------            -------
Shareholders' equity

Ordinary share NIS 0.1 par value                     2,536             2,536                672

Additional paid in capital                         617,726           612,009            163,636
Treasury shares at cost                               (468)                -               (124)
Accumulated other comprehensive income (loss)        1,169           (14,645)               309
Retained earnings                                  238,609            88,374             63,208
                                                 ---------         ---------            -------
Total shareholder's equity                         859,572           688,274            227,701
                                                 ---------         ---------            -------
Total liabilities and shareholders' equity       2,416,403         1,602,972            640,107
                                                 =========         =========            =======

                                                   012 Smile.Communications Ltd.

Consolidated Statements of Operations
--------------------------------------------------------------------------------

                                                                                                                 Convenience
                                                                                                            translation into
                                                                                                                U.S. dollars
                                                                                                              $1 = NIS 3.775
                                                                                                            ----------------
                                                                      Year ended December 31                      Year ended
                                                          -----------------------------------------------        December 31
                                                                 2009              2008              2007               2009
                                                          -----------      ------------         ---------   ----------------
                                                          (Unaudited)         (Audited)         (Audited)        (Unaudited)
                                                          -----------      ------------         ---------   ----------------
                                                                           NIS thousands                         $ thousands
                                                          -----------------------------------------------   ----------------
Revenue                                                    1,174,094         1,106,203          1,102,888           311,018
                                                          ----------        ----------         ----------        ----------
Costs and operating expenses
Cost of revenue                                              801,705           753,416            762,205           212,372
Selling and marketing                                        140,359           162,274            157,304            37,181
General and administrative                                    53,346            55,913             57,984            14,131
Impairment and other charges                                   1,888             6,705             10,433               500
                                                          ----------        ----------         ----------        ----------
Total operating expenses                                     997,298           978,308            987,926           264,184
                                                          ----------        ----------         ----------        ----------
Operating income                                             176,796           127,895            114,962            46,834
Financial (income) expenses, net                             (32,570)           57,239             52,043            (8,627)
                                                          ----------        ----------         ----------        ----------

Income before income tax expense                             209,366            70,656             62,919            55,461
Income tax expense                                            59,131            22,174             23,027            15,664
                                                          ----------        ----------         ----------        ----------
Net income                                                   150,235            48,482             39,892            39,797
                                                          ----------        ----------         ----------        ----------

Earnings per share

Basic and diluted earnings
 per share (in NIS)                                             5.93              1.91               2.05                1.57
                                                          ==========        ==========         ==========          ==========
Weighted average number
 of ordinary shares used in
 calculation of basic and
 diluted earnings per share                               25,345,868        25,360,000         19,493,329          25,345,868
                                                          ==========        ==========         ==========          ==========

                                                   012 Smile.Communications Ltd.

Reconciliation Table of Non-GAAP Measures
--------------------------------------------------------------------------------


                                                                                   Year ended December 31
                                                                                 -------------------------
                                                                                     2009             2008
                                                                                 --------         --------
                                                                                       (Unaudited)
                                                                                 -------------------------
                                                                                      NIS thousands
                                                                                 -------------------------
GAAP operating income                                                            176,796           127,895

Adjustments
Amortization of acquired intangible assets                                        18,761            27,280
Impairment and other charges                                                       1,888             6,705
Expenses recorded for share-based compensation in accordance with ASC 718
 (previously SFAS 123 (R))                                                         4,956             3,429
                                                                                   -----             -----
Non-GAAP adjusted operating income                                               202,401           165,309
                                                                                 =======           =======
GAAP tax expenses, net                                                            59,131            22,174

Adjustments
Amortization of acquired intangible assets included in tax expenses, net           6,900             7,365
                                                                                   -----             -----
Non-GAAP tax expenses, net                                                        66,031            29,539
                                                                                  ------            ------
Net income as reported                                                           150,235            48,482

Income tax expenses                                                               59,131            22,174
Impairment and other charges                                                       1,888             6,705
Expenses recorded for share-based compensation in accordance with ASC 718
 (previously SFAS 123 (R))                                                         4,956             3,429
Financial (income) expenses, net                                                 (32,570)           57,239
Depreciation and amortization                                                     96,760           111,723
                                                                                  ------           -------
Adjusted EBITDA                                                                  280,400           249,752
                                                                                 =======           =======